UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
 (Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                      to
Commission File Number 1-12378
Profit Sharing Plan of NVR, Inc. and Affiliated Companies

(Full name of the Plan)
NVR, Inc.
11700 Plaza America Drive, Suite 500
Reston, Virginia 20190
(703) 956-4000

(Name of issuer of securities held pursuant to the Plan and the address and phone number of its principal executive offices)

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Form 11-K
INDEX

Report of Independent Registered Public Accounting Firm
Profit Sharing Trust Committee
NVR, Inc. and Affiliated Companies:
We have audited the accompanying statement of net assets available for benefits of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan’s Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies as of December 31, 2007 and 2006 and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, line 4i–schedule of assets (held at end of year) as of December 31, 2007, and Schedule H, line 4j–schedule of reportable transactions for the year ended December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s Administrator. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/KPMG LLP
McLean, VA
June 30, 2008

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Statements of Net Assets Available for Plan Benefits
(in thousands)

	December 31,
	2007	2006
Assets
Investments:
Plan interest in master trust, at fair value	$257,206	$277,102
Loans to participants, at cost	4,524	4,337
Receivables:
Employer contributions	—	1
Employee contributions	—	16
Interest, dividends and other	77	92

Total receivables	77	109

Total assets	261,807	281,548

Liabilities
Due to participants	368	553

Total liabilities	368	553

Net assets reflecting all investments at fair value	261,439	280,995

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	193	232

Net assets available for plan benefits	$261,632	$281,227

See accompanying notes to financial statements.

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2007
(in thousands)
Additions to net assets attributable to:

Participation in investment income of master trust:
Interest and dividends	10,457

Transfers in, net	10

Contributions:
Employee	18,083
Employer	1,740
Rollovers	355

20,178

Total additions	30,645

Deductions from net assets attributable to:

Participation in investment income of master trust:
Net depreciation in fair value of investments	$(12,175)

Benefits paid to participants	(38,036)
Administrative expenses	(29)

Total deductions	(50,240)

Net decrease in assets available for plan benefits	(19,595)
Net assets available for plan benefits at beginning of year	281,227

Net assets available for plan benefits at end of year	$261,632

See accompanying notes to financial statements.

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2007
(dollars in thousands)
1.	Description of Plan and Benefits

The following description of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies (the “Plan” or “PSP”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution, profit-sharing retirement plan, and covers substantially all employees of NVR, Inc. and its affiliated companies (“NVR” or “the Company”). The Plan is administered by a Profit Sharing Trust Committee (the “Plan Administrator”), which is designated by the Board of Directors of NVR, Inc. (the “Board”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Sponsor makes an annual matching contribution up to the first five hundred dollars of individual participants’ Voluntary Salary Deferment Contributions (“VSDC”) within the PSP. In December 2006, the Board authorized amending the matching contribution effective January 1, 2007, to no longer make the matching contribution in NVR, Inc. common stock, but instead to allow plan participants to select the investment funds in which to invest matching contributions. NVR contributed a total of $1,740 in matching contributions during 2007, all of which was contributed prior to December 31, 2007.

The Plan Year begins each January 1st and ends each December 31st.

Employee Eligibility

All full-time and part-time employees are eligible to participate in the Plan immediately upon employment. The Plan excludes any employee covered by a collective bargaining agreement negotiated in good faith with the Company and leased employees.

Contributions

The Plan provides for eligible Plan participants to make VSDC from 1% to 13% of their current salary on a combined pre-tax and post-tax basis into the Plan for investment. All investment funds provided in the Plan are available for employee VSDC. A participant’s pre-tax deferral was limited to a maximum contribution of $15.5 and $15 during 2007 and 2006, respectively. Participants may change their salary deferment percentages periodically, but participants generally cannot withdraw fund balances before termination, retirement, death or total permanent disability unless certain hardship conditions exist.

As a result of the Economic Growth and Tax Relief Reconciliation Act of 2001, the Plan was amended to allow participants the option of making “catch-up” contributions to the Plan. Participants who reached age 50 or older before the close of the calendar year and have deferred the maximum amount allowed under the Plan, have the option to make additional pre-tax salary deferrals. The maximum “catch-up” contribution for both 2007 and 2006 was $5.

In accordance with the Plan, the Company may declare a program of matching contributions. In 2007 and 2006, the Company matched up to the first five hundred dollars of individual participants’ VSDC.

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2007
(dollars in thousands)
Vesting and Forfeitures

Employees vest in Company matching contributions contributed prior to January 1, 2002 at the rate of 20% per year beginning with the completion of their third year of service. Company matching contributions made after December 31, 2001 vest at the rate of 20% per year beginning with the completion of the second year of service. Full vesting is also attained upon an employee’s termination on account of death or total disability, or upon reaching normal retirement age. Participants are fully vested at all times in their VSDC account balances. Forfeitures of unvested amounts relating to terminated employees are allocated annually to the participants in the Plan as of December 31, based upon the proportion that the participant’s compensation for that Plan Year bears to the total compensation received for such year by all participants sharing in the allocation, subject to the annual addition limitation and nondiscrimination requirement imposed under the Internal Revenue Code. Forfeitures of $675 in 2007 were allocated to participant accounts in 2008.

Investment Options

The Company selects the number and type of investment options available. The Plan’s recordkeeper (“Recordkeeper”) is responsible for maintaining an account balance for each participant. Each participant instructs the Recordkeeper how to allocate their accountant balances. The Recordkeeper values account balances daily. Each fund’s income and expenses are allocated to participants daily in relation to their respective account balances. Each account balance is based on the value of the underlying investments in each account. Generally, participants may elect to change how future contributions are allocated or may transfer current account balances among investment options.

Payments of Benefits

Depending on various provisions and restrictions of the Plan, the method of benefit payment can be in the form of a lump-sum distribution or based on a deferred payment schedule. Such amounts remaining in the Plan as a result of deferred payments are subject to daily fluctuations in value based on the underlying investments in each account.

Participant Loans

Loans are made available to all participants on a nondiscriminatory basis in accordance with the specific provisions set forth in the Plan. The amount of a loan generally cannot exceed the lesser of $50 or one-half of a participant’s total vested account balance. Generally, a loan bears interest at a fixed rate which is determined by the Profit Sharing Trust Committee. Such rate was prime plus 1% set at the date of loan origination for Plan Years 2007 and 2006. All loans are subject to specific repayment terms and are secured by the participant’s nonforfeitable interest in his/her account equivalent to the principal amount of the loan. Participants must pay any outstanding loans in full upon termination of service with the Sponsor. Loans not repaid within the timeframe specified by the Plan subsequent to termination are considered to be in default and treated as a distribution to the terminated participant.

Administrative Expenses

Loan origination fees and trustee fees are paid by the Plan. All other administrative expenses are paid directly by the Company.

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2007
(dollars in thousands)
2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Income

Interest income from investments is recorded on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Gains or losses on sales of investments are based on the change in market values since the beginning of the Plan Year, or their acquisition date if purchased during the Plan Year.

Investment Valuation and Transactions

Valuation of Investment Securities

All investments are carried at fair market value except for fully benefit-responsive investment contracts. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contact value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits adjusts the fair value of the investment contract from fair value to contract value.

Net unrealized gains and losses are measured and recognized in the Statement of Changes in Net Assets Available for Plan Benefits as the difference between the market value of investments remeasured at the financial statement date and the market value at the beginning of the Plan Year or the original measurement at the investment purchase date if purchased during the Plan Year.

Investment Transactions

Purchase and sale transactions are recorded on a trade-date basis. Participant loans receivable are valued at cost, which approximates fair value.

Payments of Benefits

Benefits are recorded as deductions when paid. At December 31, 2007 and 2006, refunds of $368 and $553, respectively, were due to participants for excess contributions made during the Plan Year and are reflected as a reduction of employee contributions in the Statement of Changes in Net Assets Available for Plan Benefits.

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2007
(dollars in thousands)
Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of Plan activity during the reporting period. Accordingly, actual results may differ from those estimates.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally acceptable accounting principles and expands disclosure about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect that the provisions of SFAS 157 will have on the Plan’s financial statements.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”. The statement permits entities to choose to measure certain financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 became effective for the Company on January 1, 2008. The Company does not expect that the adoption of SFAS 159 will have a material impact on the Plan's financial statements.

3.	Investments

The assets of the Plan are maintained in a master trust with the assets of the NVR, Inc. and Affiliated Companies Employee Stock Ownership Plan (“ESOP”). The Plan’s share of changes in the trust and the value of the trust fund have been reported to the Plan by the trustees as having been determined through the use of fair values for all assets and liabilities, except for fully benefit-responsive investment contracts which are adjusted from fair value to contract value. See footnote 2 for further discussion of fully benefit-responsive investment contracts. The undivided interest of each Plan in the master trust is increased or decreased (as the case may be) (i) for the entire amount of every contribution received on behalf of the Plan, every benefit payment, or other expense attributable solely to such Plan, and every other transaction relating only to such Plan; and (ii) for accrued income, gain or loss, and administrative expense attributable solely to such Plan. The Plan’s interest in the master trust was approximately 46% and 41% as of December 31, 2007 and 2006, respectively.

The following table presents the investments in the master trust at fair value for all investments except for fully benefit-responsive investment contracts which are presented at contract value:

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2007
(dollars in thousands)

	December 31,
	2007	2006
NVR, Inc. common stock	$341,780	$467,886
Investments in Registered Investment Companies	193,947	180,926
Investments in Common Collective Trusts	25,927	29,023
Other common stock	1,294	962
Interest-bearing cash	1,395	1,092

Total	$564,343	$679,889

The interests of each the PSP and ESOP participating in the master trust net investment assets at December 31, 2007 and 2006 were as follows:

	2007	2006
NVR, Inc. and Affiliated Companies Employee Stock Ownership Plan	$306,944	$402,555
Profit Sharing Plan of NVR, Inc. and Affiliated Companies	257,399	277,334

Net investment assets in master trust	$564,343	$679,889

Investment income for the master trust for the year ended December 31, 2007 was as follows:

Net investment loss due to depreciation of common stock		$(77,870)
Net investment gain due to appreciation in investments in registered investment companies		6,069
Interest		110
Dividends		13,078

Net investment loss in master trust		$(58,613)

The interest of each the PSP and ESOP participating in the net investment loss in the master trust for the year ended December 31, 2007, was as follows:

NVR, Inc. and Affiliated Companies Employee Stock Ownership Plan		$(56,895)
Profit Sharing Plan of NVR, Inc. and Affiliated Companies		(1,718)

Net investment loss in master trust		$(58,613)

The income allocation variance between the PSP and ESOP is driven primarily by the investment mix within the respective plans. The ESOP requires holdings to be predominately invested in NVR, Inc. common stock; whereas the PSP has no similar requirements and thus holdings within the PSP are diversified among multiple investments.

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2007
(dollars in thousands)
The current value of the investments of the master trust attributable to the Plan which represent 5 percent or more of the Plan’s net assets each year, were as follows:

	December 31,
	2007	2006
Registered Investment Companies:
Fidelity Equity Inc. II Fund	$26,879	$28,732
Fidelity Growth Company Fund	27,057	24,477
Fidelity Diversified International Fund	25,621	22,900
Fidelity Balanced Fund	20,404	20,598
Fidelity Managed Income Portfolio Fund (1)	17,959	21,176

Employer securities:
NVR, Inc. Common Stock	$79,668	$108,493

(1)	Investment amounts at contract value. The fair value of the investment was $17,766 and $20,944 at December 31, 2007 and 2006, respectively.
4.	Tax Status

The Plan received its latest determination letter on February 17, 2000 which stated that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and its related Trust is exempt from tax under section 501(a) of the Code. The Plan has been amended since receiving the determination letter; however, in the opinion of the Plan Administrator, the Plan and its underlying Trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

5.	The Stable Value Fund

The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts (“GICs”) as part of offering the Managed Income Portfolio Fund (the “Fund”). Contributions to this fund are invested in a portfolio of high quality short- and intermediate-term U.S. bonds, including U.S. government treasuries, corporate debt securities, and other high-credit quality asset-backed securities.

Participant accounts in the Fund are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

As discussed in footnote 2, because the GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GICs. The average yield of the Fund based on actual earnings was 4.82% and 4.84% at December 31, 2007 and 2006, respectively. The average yield of the Fund based on interest rate credited to participants was 4.40% and 4.27% at December 31, 2007 and 2006, respectively.

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2007
(dollars in thousands)
6.	Plan Termination

Although it has not expressed any intent to do so, the Plan Administrator has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination or if the Sponsor suspends contributions indefinitely, affected participants will become fully vested in their accounts.

7.	Fair Value of Financial Instruments

The carrying amounts of receivables and payables approximate fair value because of the short maturity of these instruments.

8.	Parties-In-Interest

At December 31, 2007 and 2006, Plan investments of $157,353 and $150,662, respectively, are with parties-in-interest as they are investment funds of the Trustee and Recordkeeper, Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, Inc.

At December 31, 2007 and 2006, investments held by the Plan included 152,038 shares and 168,206 shares of NVR, Inc. common stock, with a fair value of approximately $79,668 and $108,493, respectively. These qualify as exempt parties-in-interest transactions.

9.	Differences Between Financial Statements and Form 5500

The following is a reconciliation from the financial statements to the Form 5500 of net assets available for plan benefits (in thousands):

	December 31,
	2007	2006
Net assets available for plan benefits as reported in the financial statements	261,632	281,227
Fully benefit responsive investment contracts (1)	(193)	—
Deemed distributions (2)	(33)	(60)

Net assets available for plan benefits as reported in the Form 5500	261,406	281,167

The following is a reconciliation from the financial statements to the Form 5500 of benefits paid to participants (in thousands):

Year ended
December 31, 2007
Benefit payments to participants as reported in the financial statements	38,036
Deemed distributions, net	(27)

Benefit payments to participants as reported in the Form 5500	38,009

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2007
(dollars in thousands)

(1)	Fully benefit-responsive investment contracts are included in the financial statements at contract value as opposed to at fair value in the Form 5500. No adjustment was required for the period ended December 31, 2006 because the fully benefit responsive investment contracts were recorded in the Form 5500 at contract value. See footnote 2 for additional discussion of fully benefit-responsive investment contracts.
(2)	Deemed distributions represent defaulted loan balances for which there were no post-default payment activity. These distributions are disregarded for reporting purposes within the 5500 but are reflected in the total loan balances for financial statement reporting purposes.

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
EIN: 54-1394360
Plan Number: 333
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2007
(Dollars in thousands)

Column A	Column B	Column C	Column D
	Identity of issue, borrower,
	lessor, or similar party	Description of investment	Current Value
	Registered Investment Companies
*	Fidelity Growth Company	Registered investment company – 326,069 shares	$27,057
*	Fidelity Balanced Fund	Registered investment company – 1,041,443 shares	20,423
*	Fidelity Equity Inc. II	Registered investment company – 1,169,689 shares	26,879
*	Fidelity Diversified Int’l	Registered investment company – 642,122 shares	25,621
*	Fidelity Mid-Cap Stock Fund	Registered investment company – 432,912 shares	12,658
*	Fidelity Freedom Income	Registered investment company – 123,536 shares	1,414
*	Fidelity Freedom 2000	Registered investment company – 89,288 shares	1,104
*	Fidelity Freedom 2005	Registered investment company – 2,508 shares	30
*	Fidelity Freedom 2010	Registered investment company – 147,169 shares	2,181
*	Fidelity Freedom 2015	Registered investment company – 65,633 shares	818
*	Fidelity Freedom 2020	Registered investment company – 225,455 shares	3,564
*	Fidelity Freedom 2025	Registered investment company – 96,487 shares	1,272
*	Fidelity Freedom 2030	Registered investment company – 227,116 shares	3,752
*	Fidelity Freedom 2035	Registered investment company – 86,510 shares	1,183
*	Fidelity Freedom 2040	Registered investment company – 580,055 shares	5,644
*	Fidelity Freedom 2045	Registered investment company – 6,327 shares	72
*	Fidelity Freedom 2050	Registered investment company – 40,983 shares	468
*	Fidelity Total Bond	Registered investment company – 13,466 shares	139
	Spartan US Equity Index Fund	Registered investment company – 173,935 shares	9,027
*	Fidelity Managed Income Portfolio	Registered investment company – 17,959,449 shares	17,766
*	Fidelity Low Priced Stock Fund	Registered investment company – 118,856 shares	4,889
	RS Emerging Growth A	Registered investment company – 95,862 shares	3,896
	ABF Sm Cap Val PA	Registered investment company – 206,293 shares	3,552
	Arisan International	Registered investment company – 1,940 shares	58
	Dodge & Cox Income	Registered investment company – 13,211 shares	165
	Dodge & Cox Stock	Registered investment company – 1,368 shares	189
	Dodge & Cox International Stock Fund	Registered investment company – 1,163 shares	54
*	Fidelity Int’l Growth & Income	Registered investment company – 1,162 shares	50
*	Fidelity Canada	Registered investment company – 74 shares	5
*	Fidelity Small Cap Independence	Registered investment company – 1,130 shares	23
*	Fidelity Capital Appreciation	Registered investment company – 1,083 shares	29
*	Fidelity Equity Income II	Registered investment company – 2,050 shares	47
*	Fidelity Investment Grade	Registered investment company – 2,201 shares	16
*	Fidelity Int’l Real Estate Fund	Registered investment company – 314 shares	4
*	Fidelity Leveraged Company Stock	Registered investment company – 438 shares	14

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
EIN: 54-1394360
Plan Number: 333
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2007
(Dollars in thousands)

*	Fidelity Value	Registered investment company – 161 shares	$12
*	Spartan 500 Index	Registered investment company – 237 shares	24
	American Fundamental Investors Class C	Registered investment company – 67 shares	3
	Janus Strategic Value Fund	Registered investment company – 941 shares	18
	MFS Value Class C	Registered investment company – 991 shares	26
	Mainstay High Yield Corp Class C	Registered investment company – 3,190 shares	20
	Munder Midcap Select CL II	Registered investment company – 108 shares	3
	Nationwide International Growth CL C	Registered investment company – 297 shares	5
	Oppenheimer Small Cap Value Class C	Registered investment company – 785 shares	25
	Phoenix-Goodwin Mult Sect S/T CL C	Registered investment company – 4,926 shares	23
	T Rowe Price International Japan	Registered investment company – 278 shares	3
	T Rowe Price Emerg Euro & Mediterranean	Registered investment company – 100 shares	4
	Third Avenue Value	Registered investment company – 82 shares	5
	Third Avenue Small Cap Value	Registered investment company – 120 shares	3
	Vanguard Energy	Registered investment company – 104 shares	9
	Vanguard Specialized Gold & Prec Metals	Registered investment company – 804 shares	27
	Vanguard Windsor II	Registered investment company – 19,144 shares	598

			$174,871

	Employer Securities

*	NVR, Inc.	NVR, Inc. common stock – 152,038 shares	$79,670

	Common Stocks
	Frontline LTD	Shares of stock – 450 shares	$22
	Seaspan Corp	Shares of stock – 206 shares	5
	Alcoa Inc.	Shares of stock – 184 shares	7
	Anadigics Inc	Shares of stock – 700 shares	8
	Apple Computer Inc.	Shares of stock – 280 shares	55
	Bank of America Corp	Shares of stock – 332 shares	14
	Berkshire Hathaway Inc	Shares of stock – 20 shares	95
	Boeing Co	Shares of stock – 262 shares	23
	Boston Scientific	Shares of stock – 1,000 shares	12
	Brookfield Asset Management	Shares of stock – 500 shares	18
	C & F Financial Corp	Shares of stock – 4 shares	—
	Cit Group Inc New Com	Shares of stock – 708 shares	17
	Canadian Gen Invts LTD	Shares of stock – 215 shares	6
	Caterpillar Inc.	Shares of stock – 104 shares	8
	Chesapeake Energy Corporation	Shares of stock – 1,007 shares	39
	Cisco Sys. Inc.	Shares of stock – 2,100 shares	57
	Citigroup Inc.	Shares of stock – 207 shares	6
	Combimatrix Corp	Shares of stock – 50 shares	—
	D R Horton Inc	Shares of stock – 530 shares	7
	Diamond Offshore Drilling Inc.	Shares of stock – 100 shares	14
	Directv Group Inc	Shares of stock – 100 shares	2
	Exxon Mobile Corp.	Shares of stock – 778 shares	73

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
EIN: 54-1394360
Plan Number: 333
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2007
(Dollars in thousands)

First TR Value Line 100 Exchange Traded	Shares of stock – 200 shares	$4
Galloway Energy Co.	Shares of stock – 7 shares	—
Gardner Denver Inc.	Shares of stock – 190 shares	6
General Electric Co.	Shares of stock – 607 shares	22
Genoil Inc.	Shares of stock – 20,000 shares	11
Genworth Financial Inc	Shares of stock – 300 shares	8
Google Inc	Shares of stock – 29 shares	20
Graco, Inc.	Shares of stock – 756 shares	28
Gulfmark Offshore Inc	Shares of stock – 200 shares	9
Halliburton Co. Holding Co Family	Shares of stock – 804 shares	30
Intel Corp.	Shares of stock – 2,080 shares	55
Intuitive Surgical Inc	Shares of stock – 85 shares	28
Ishares Inc MSCI Singapore Index	Shares of stock – 195 shares	4
Ishares Inc MSCI Japan Index	Shares of stock – 360 shares	6
Ishares TR MSCI Emerging Markets	Shares of stock – 25 shares	4
Ishares TR Dow Jones US Aerospace & Def	Shares of stock – 50 shares	3
Johnson & Johnson	Shares of stock – 1,252 shares	83
Legg Mason	Shares of stock – 353 shares	26
Lundin Mng Corp	Shares of stock – 1,630 shares	16
McDonalds Corp	Shares of stock – 103 shares	6
Medtronic Inc.	Shares of stock – 512 shares	26
Microsoft Corp.	Shares of stock – 1,036 shares	37
Nike, Inc.	Shares of stock – 482 shares	31
Novartis AG ADR	Shares of stock – 508 shares	28
Patterson Companies, Inc.	Shares of stock – 300 shares	10
Penn West Energy	Shares of stock – 355 shares	9
Pfizer, Inc.	Shares of stock – 10 shares	—
Polaris INDS INC	Shares of stock – 158 shares	8
Powershares Exchange Traded	Shares of stock – 100 shares	2
Procter & Gamble Co.	Shares of stock – 780 shares	57
Savient Pharmaceuticals Inc	Shares of stock – 300 shares	7
TEVA Pharmaceutical INDS LTD	Shares of stock – 1,046 shares	49
Unilever PLC	Shares of stock – 206 shares	8
United Parcel Svc Inc.	Shares of stock – 56 shares	4
United Technologies Corp	Shares of stock – 175 shares	13
Unitedhealth Group	Shares of stock – 600 shares	35
Wells Fago & Co	Shares of stock – 805 shares	24
XTO Energy Inc	Shares of stock – 250 shares	13
Zimmer Holdings, Inc.	Shares of stock – 259 shares	17
Put (Leap 2010) WBA Bank of America	Shares of stock – 20 shares	13
Put (Leap 2007) VFO Ford Motor Company	Shares of stock – 20 shares	7
Put (Leap 2003) VGL General Motors Corp	Shares of stock – 5 shares	3
Put (Leap 2010) WD Powershares QQQ	Shares of stock – 10 shares	3
Annaly Mortgage Management Inc	Shares of stock – 500 shares	10
Luminent Management Cap	Shares of stock – 4,000 shares	3

		$1,274

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
EIN: 54-1394360
Plan Number: 333
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2007
(Dollars in thousands)

	Interest-bearing cash	Cash held for pending investments and participant distributions in interest-bearing call accounts	$1,392

*	Participant loans - other	Participant loans with various rates of interest from 5.00% to 10.50% and maturity dates through October 2022.	$4,490

			$261,697

* Party in interest.

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
EIN: 54-1394360
Plan Number: 333
Schedule H, Line 4(j) — Schedule of Reportable Transactions
Year ended December 31, 2007
(Dollars in thousands)
     Series of Transactions

				Total	Total
Identity of		Number of	Number of	dollar value	dollar value	Total	Net realized
party involved	Description of asset	purchases	Sales	of purchases	of sales	Cost	gain
NVR, Inc.	Common stock	0	246	$0	$14,217	$5,405	$8,812

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.
June 30, 2008

NVR, Inc.
By:	/s/ Darrell A. Carlisle
Darrell A. Carlisle
Plan Administrator

EXHIBIT INDEX

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm